AB 3/27/06

06006603

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35001

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. Fort Street, 3rd Floor
(No. and Street)

Detroit (City) Michigan (State) 48226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen R. Graef 313-222-7793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

500 Woodward Avenue, Suite 1700 (Address) Detroit (City) Michigan (State) 48226 (Zip Code)

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK 6/5

OATH OR AFFIRMATION

I, Stephen R. Graef, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

2/28/2006

Notary Public

CHARLES L. DETTLOFF
NOTARY PUBLIC MACOMB CO., MI
MY COMMISSION EXPIRES Sep 9, 2007
ACTING IN WAYNE COUNTY, MI

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Comerica Securities, Inc.
Year Ended December 31, 2005
With Report and Supplementary Report of Independent Registered Public Accounting Firm

0601-0703802

Comerica Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities Inc. (the Company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 17, 2006

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 56,629,493
Special reserve account for benefit of customers	2,011,289
Trading securities	13,869,230
Accounts receivable – unsettled trading transactions	6,777,663
Premises and equipment, net of accumulated depreciation of $3,807,946	2,245,776
Brokerage commissions receivable	3,363,876
Affiliate income receivable	434,854
Other assets	3,005,337
Total assets	$ 88,337,518
Liabilities and shareholder's equity	
Liabilities:	
Incentive compensation	$ 936,766
Accounts payable – unsettled trading transactions	4,660,519
Other liabilities	13,411,736
Total liabilities	19,009,021
Shareholder's equity	
Common stock:	
Par value – $1 per share;	
Authorized, issued and outstanding – 50,000 shares	50,000
Additional paid-in capital	47,175,440
Retained earnings	22,103,057
Total shareholder's equity	69,328,497
Total liabilities and shareholder's equity	$ 88,337,518

See accompanying notes.

Comerica Securities, Inc.

Statement of Income

Year Ended December 31, 2005

Income	
Commissions	$ 40,971,837
Net profit on trading securities	10,045,204
Commissions on insurance related products	7,663,818
Public finance fees	3,386,275
Interest on investment securities	1,544,861
Interest on trading securities	162,674
Other income	3,229,555
Total income	67,004,224
Expenses	
Commissions paid to other broker – dealers	3,375,558
Salaries and benefits	35,880,639
Occupancy and equipment cost	2,636,977
Other	21,908,648
Total expenses	63,801,822
Income before income taxes	3,202,402
Provision for income taxes	1,014,386
Net income	$ 2,188,016

See accompanying notes.

Comerica Securities, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2005	$ 50,000	$ 47,175,440	$ 19,915,041	$ 67,140,481
Net income and comprehensive income	–	–	2,188,016	2,188,016
Balance at December 31, 2005	$ 50,000	$ 47,175,440	$ 22,103,057	$ 69,328,497

See accompanying notes.

Comerica Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 2,188,016
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	613,808
Decrease in special reserve account	993,756
Net increase in trading account securities	(5,938,289)
Increase in accounts receivable – unsettled trading transactions	(3,217,424)
Increase in accounts payable – unsettled trading transactions	1,006,663
Decrease in brokerage commission receivable	778,191
Increase in affiliate receivable	(15,307)
Increase in other assets	(118,279)
Decrease in incentive compensation	(232,499)
Net increase in other liabilities	9,844,022
Total adjustments	3,714,642
Net cash provided by operating activities	5,902,658
Cash flows used in investing activities	
Purchase of fixed assets	(941,572)
Net cash used in investing activities	(941,572)
Net increase in cash and cash equivalents	4,961,086
Cash and cash equivalents, beginning of year	51,668,407
Cash and cash equivalents, end of year	$ 56,629,493
Supplemental disclosure of cash flow information	
Income taxes paid	$ 3,239,300

See accompanying notes.

1. Organization

Comerica Securities, Inc. (the Company) is a self-clearing broker and dealer. The Company is engaged primarily in the retail and institutional brokerage business and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated.

2. Significant Accounting Policies

Cash Equivalents

Short-term investments with initial maturities of less than 90 days when purchased, including money market investments, are considered to be cash equivalents.

Trading Securities

Trading securities are carried at market value and at December 31, 2005, consist primarily of municipal bonds.

Premises and Equipment

Equipment is carried at historical cost, net of accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

Income Taxes

The Company files a consolidated federal income tax return with Comerica Incorporated. The Company records income tax expense, which results from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (subsidiary of Comerica Incorporated) for federal income taxes is made on a basis as if the Company filed a separate return.

2. Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related-Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank, a wholly owned subsidiary of Comerica Incorporated. Included in occupancy and equipment costs and other operating expenses are fees paid to related parties of $1,914,653 for property rental and $16,012,275 for operating, accounting, and administrative services, respectively.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in other liabilities are amounts due to Comerica Bank of $893,334 at December 31, 2005.

4. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase municipal bond securities from underwriters and sell such securities to customers. These commitments have settlement terms of up to 45 days. These transactions are not reflected in the Company's balance sheet and involve, to varying degrees, elements of credit and market risk. Credit risk results from the possible inability of the counterparty to the transaction to deliver or take delivery of the securities in accordance with the agreement. Market risk is represented by the potential loss the Company may incur from having to purchase these securities in the open market at prevailing market prices in order to fulfill its obligation in the event of nondelivery of customer securities. At December 31, 2005, there were no outstanding commitments to purchase securities.

4. Financial Instruments With Off-Balance Sheet Risk (continued)

In the process of making commitments to purchase and sell securities, the Company may become contingently liable to purchase its prorated share of that portion of a pool of municipal bond issues not sold by participating underwriters. At December 31, 2005, no contingent liability existed.

5. Net Capital Requirements

The Company is subject to the Securities Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must currently maintain net capital equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness as defined.

As of December 31, 2005, the Company's net capital was $57,934,451 and its required net capital was $1,210,860. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.31 to 1.

6. Special Reserve Account for Benefit of Customers

Investment securities and cash have been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities and Exchange Commission.

7. Estimated Fair Values of Financial Instruments

Accounting principles generally accepted in the United States currently require disclosure of estimated fair market values of financial instruments. The Company may use present value techniques to determine the estimated values of its financial instruments where quoted market values are not available. These techniques require judgment, and the estimates may be significantly affected by the assumptions made. The Company's financial instruments, other than trading securities, are short-term and therefore carrying amounts approximate fair value. Trading securities are carried at quoted market value or the market value for comparable securities, which represents estimated fair value.

8. Income Taxes

The current and deferred components of the provision for income taxes for the year ended December 31, 2005, was a current provision of approximately $1,148,000, $1,693,453, and a deferred benefit of approximately $134, respectively. The principal component of the deferred tax asset of approximately $422,000 as of December 31, 2005, was employee benefits. Included in the provision for income taxes on the Statement of Income are other state and local taxes of approximately $182,000.

9. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan that provides retirement benefits to eligible employees. This plan is maintained by the Company's parent, Comerica Incorporated (the Corporation). Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. The Company was allocated an expense of approximately $461,000 related to this plan in 2005.

The Company also participates in defined contribution plans (including 401(k) plans) for various groups of its employees. These plans are also maintained by the Corporation. Under the Corporation's principal defined contribution plan, the Corporation makes matching contributions, most of which are based on a declining percentage of employee contributions (currently, maximum per employee is $1,000) as well as a performance-based contribution based on the Corporation's financial performance. The Corporation's match is made in stock of the Corporation, which is restricted until the end of the calendar year, after which the employees may reallocate to other investment options. Employees may choose to invest contributions in the stock of the Corporation, and may reallocate employee contributions invested in the Corporation's stock to other investments at any time. The Company had an expense of approximately $650,000 related to the defined contribution plan in 2005.

10. Restructuring and Impairment

During 2005, the Company undertook a restructuring program to reduce its overhead structure and salaried headcount. The Company recorded a liability for one-time severance benefits of approximately $1,620,000 at December 31, 2005. This amount is reflected in salaries and benefits in the income statement. The Company reduction in salaried headcount occurred in January 2006.

Schedule I

Comerica Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2005

Computation of net capital:	
Total shareholder's equity	$ 69,328,497
Less:	
Nonallowable assets	8,364,249
Other deductions	–
Securities haircut deduction	3,029,797
	$ 57,934,451
Aggregate indebtedness:	
Items included in statement of financial condition:	
Total liabilities	$ 19,009,021
Less:	
Accounts payable – unsettled trading transactions	846,112
	$ 18,162,909
Computation of basic net capital requirement:	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 1,210,860
Excess net capital	$ 56,723,591
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 56,118,160
Percent of aggregate indebtedness to net capital	31%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2005 unaudited FOCUS Part IIA Report.

Comerica Securities, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

December 31, 2005

Computation for determination of reserve requirements:	
Total credit balances	$ 4,597,168
Total 15c3-3 debit balances	$ 6,503,154
Excess of total debits over total credits	$ 1,905,986
Excess of total credits over total debits	$ –
Amount held on deposit in Reserve Bank Account	$ 2,011,289

Comerica Securities, Inc.

Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2005

There were no material differences between the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 included in this report and the computations included in the Company's corresponding unaudited FOCUS Part IIA filing as of December 31, 2005.

Comerica Securities, Inc.

Reconciliation of Net Capital
Pursuant to Rule 17a-15(d)(4)

December 31, 2005

Other deductions and charges as reported in Part II Focus Report	$	–
Excess in other deductions and charges included in computation		–
Other deductions and charges	$	–

Comerica Securities, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2005

State the market valuation and number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified Rule 15c3-3.	$ –
A. Number of items	–
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items	–

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Comerica Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Comerica Securities Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 17, 2006